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Exhibit 23.5

KERZNER INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share data)

(Unaudited)

	June 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$243,017	$180,341
Restricted cash	16,207	2,768
Short-term investments	119,388	203,940
Trade receivables, net	40,817	41,743
Due from affiliates	23,668	15,682
Inventories	17,363	13,453
Assets held for sale	5,416	12,289
Prepaid expenses and other assets	37,144	21,685

Total current assets	503,020	491,901
Property and equipment, net	1,507,334	1,347,640
Intangible asset, net	11,922	—
Due from affiliates—non-current	30,399	81,737
Deferred tax asset, net	13,616	11,181
Deferred charges and other assets, net	45,846	40,678
Investments in associated companies	157,035	114,138

Total assets	$2,269,172	$2,087,275

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$5,418	$659
Accounts payable and accrued liabilities	179,712	168,225
Due to affiliates	13,181	500
Capital creditors	29,217	16,032

Total current liabilities	227,528	185,416

Deferred revenue	21,548	20,419
Other long-term liabilities	9,407	7,099
Due to affiliates—non-current	21,115	—
Long-term debt, net of current maturities	805,491	754,129

Total liabilities	1,085,089	967,063

Minority and noncontrolling interest	5,884	3,934
Commitments and contingencies (Note 14)
Shareholders' equity:
Preference shares, $.001 par value, 100,000,000 authorized; zero issued and outstanding	—	—
Ordinary shares, $.001 par value, 250,000,000 authorized; 43,393,200 and 42,971,878 issued and outstanding at June 30, 2005 and December 31, 2004, respectively	43	43
Capital in excess of par	983,345	971,952
Retained earnings	384,994	336,543
Accumulated other comprehensive loss	(12,414)	(13,898)
Deferred compensation	(15,000)	(15,593)

	1,340,968	1,279,047
Treasury shares, 7,072,029 shares at June 30, 2005 and December 31, 2004	(162,769)	(162,769)

Total shareholders' equity	1,178,199	1,116,278

Total liabilities and shareholders' equity	$2,269,172	$2,087,275

The accompanying notes are an integral part of these condensed consolidated financial statements.

KERNZER INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004
Revenues:
Casino and resort revenues	$170,082	$157,961	$358,786	$327,148
Less: promotional allowances	(5,392)	(5,468)	(13,162)	(12,879)

Net casino and resort revenues	164,690	152,493	345,624	314,269
Tour operations	13,267	11,235	26,260	24,072
Management, development and other fees	3,270	3,658	9,456	9,073
Other	1,055	934	2,680	2,019

	182,282	168,320	384,020	349,433

Costs and expenses:
Casino and resort expenses	86,399	78,474	171,134	157,535
Tour operations	11,100	8,961	22,169	19,902
Selling, general and administrative	32,531	30,312	64,699	61,954
Corporate expenses	11,257	10,458	20,847	19,215
Depreciation and amortization	17,492	14,631	33,176	29,587
Pre-opening expenses	1,256	396	1,748	3,258
UK gaming write-off	—	—	10,529	—
Impairment of notes receivable	25,043	—	25,043	—

	185,078	143,232	349,345	291,451

Income (loss) from operations	(2,796)	25,088	34,675	57,982
Relinquishment fees—equity in earnings of TCA	9,688	9,045	18,366	17,767
Other income (expense):
Interest income	2,568	779	4,789	1,390
Interest expense, net of capitalization	(10,777)	(8,929)	(21,159)	(17,093)
Equity in earnings of associated companies	5,120	2,466	9,285	7,166
Other, net	6	509	12	427

Other expense, net	(3,083)	(5,175)	(7,073)	(8,110)
Income before income taxes and minority and noncontrolling interests	3,809	28,958	45,968	67,639
Benefit (provision) for income taxes	1,814	(295)	110	(481)
Minority and noncontrolling interests	4,878	1,479	2,373	3,802

Net income	$10,501	$30,142	$48,451	$70,960

Earnings per share-basic	$0.29	$0.97	$1.35	$2.31

Weighted average number of shares outstanding-basic	35,962	31,034	35,855	30,748
Earnings per share-diluted	$0.28	$0.94	$1.29	$2.21

Weighted average number of shares outstanding-diluted	37,537	32,232	37,583	32,130

The accompanying notes are an integral part of these condensed consolidated financial statements.

KERZNER INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2005
(In thousands)
(Unaudited)

	Ordinary Shares
					Accumulated Other Comprehensive Income (Loss)
			Capital in Excess of Par	Retained Earnings		Treasury Shares	Deferred Compensation	Total Shareholders' Equity	Comprehensive Income (Loss) for the Period
	Shares	Amount
Balance at January 1, 2005	42,972	$43	$971,952	$336,543	$(13,898)	$(162,769)	$(15,593)	$1,116,278
Translation reserves	—	—	—	—	(283)	—	—	(283)	(283)
Unrealized gains on available-for-sale securities	—	—	—	—	307	—	—	307	307
Unrealized gains on investments in associated companies	—	—	—		1,460	—	—	1,460	1,460
Exercise of share options	395	—	9,842	—	—	—	—	9,842	—
Issuance of restricted share awards	30	—	1,759	—	—	—	(1,759)	—	—
Cancellation of restricted share awards	(4)	—	(208)	—	—	—	208	—	—
Amortization of deferred compensation expense	—	—	—	—	—	—	2,144	2,144	—
Net income	—	—	—	48,451	—	—	—	48,451	48,451

Balance at June 30, 2005	43,393	$43	$983,345	$384,994	$(12,414)	$(162,769)	$(15,000)	$1,178,199	$49,935

The accompanying notes are an integral part of these condensed consolidated financial statements.

KERZNER INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

(Unaudited)

	For the Six Months Ended June 30,
	2005	2004
Cash flows from operating activities
Net income	$48,451	$70,960
Depreciation and amortization	33,176	29,587
Amortization of debt issuance costs, premiums and discounts	2,096	1,340
UK gaming costs	10,529	—
Impairment of notes receivable	25,043	—
Recognition of deferred compensation expense	2,144	751
(Gain) loss on disposition of property and equipment	(58)	574
Equity in earnings from associated companies, net of dividends received	(8,035)	(7,183)
Minority and noncontrolling interests-Palmilla JV, LLC and Reethi Rah Pvt Ltd	(3,021)	(3,684)
Provision for doubtful accounts	1,217	1,857
Deferred income tax benefit	(7,277)	(5,621)
Net change in working capital accounts	16,170	(6,075)
Net change in other balance sheet accounts:
Deferred charges and other assets	(4,946)	(1,799)
Deferred revenue	1,776	2,207
Other long-term liabilities	2,363	74
Other	2,307	(446)

Net cash provided by operating activities	121,935	82,542

Cash flows from investing activities:
Payments for property and equipment	(65,608)	(54,316)
Redemption (purchase) of short-term investments, net	85,245	(74,804)
Acquisition of equity interest in BLB Investors, L.L.C.	—	(47,359)
Acquisition of equity interest in Kerzner Istithmar Limited	(29,932)	(10,400)
Advances to affiliates, net	(43,869)	(20,937)
Cash resulting from the initial consolidation of variable interest entities	1,519	7,047
Deferred contract acquisition costs	(1,145)	(2,874)
Acquisition of assets from Club Méditerranée (Bahamas) Limited	—	(6,302)
Deposit for real estate acquisition	(1,000)	—
Change in restricted cash	(13,439)	(4,026)
Sale of debt and equity interest in the One&Only Kanuhura	340	—
Dispositions of property and equipment	64	197

Net cash used in investing activities	(67,825)	(213,774)

Cash flows from financing activities:
Proceeds from issuance of convertible debt	—	230,000
Borrowings	—	5,000
Repayment of debt	(1,276)	(6,009)
Proceeds from exercise of share options	9,842	27,394
Debt issuance and modification costs	—	(6,668)

Net cash provided by financing activities	8,566	249,717

Net increase in cash and cash equivalents	62,676	118,485
Cash and cash equivalents at beginning of period	180,341	60,232

Cash and cash equivalents at end of period	$243,017	$178,717

KERZNER INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands of U.S. dollars)

(Unaudited)

Supplemental disclosure of cash flow and non-cash investing and financing activities:

	For the Six Months Ended June 30,
	2005	2004
Interest paid	$17,502	$14,028
Income taxes paid	2,510	3,459
Change in fair value of interest rate swap agreements	952	4,596
Equipment acquired under capital lease obligations	—	687
Assets acquired and liabilities assumed, net excluding cash, in connection with initial consolidation of Reethi Rah	3,452	—

        The accompanying notes are an integral part of these condensed consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands of U.S. dollars, except share data)

(Unaudited)

Note 1—Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of Kerzner International Limited ("Kerzner" or the "Company") have been prepared in accordance with Rule 10-01 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC") and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In management's opinion, however, the accompanying condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 2005, its results of operations for the three and six months ended June 30, 2005 and 2004 and cash flows for the six months ended June 30, 2005 and 2004. The results of operations for the three and six months ended June 30, 2005 and 2004 and cash flows for the six months ended June 30, 2005 and 2004 may not, and should not be construed as necessarily indicative of the results of operations or cash flows which may be reported for the remainder of 2005 or thereafter. This information should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 (the "Form 20-F").

        Although the Company does not have any equity ownership interest in Reethi Rah Resort Pvt Ltd ("Reethi Rah"), the entity that owns and operates One&Only Maldives at Reethi Rah Island ("One&Only Maldives at Reethi Rah"), the Company has determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities." As of May 1, 2005, when the resort commenced operations, and the Company finalized a senior subordinated credit agreement with Reethi Rah, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the Company consolidating Reethi Rah into its consolidated financial statements as of this date. See Note 3—Consolidation of Reethi Rah for further discussion.

        The significant accounting policies followed for condensed consolidated financial statements are the same as those disclosed in Note 2 of the notes to the consolidated financial statements included in the Company's Form 20-F. New accounting policies which apply to the period ended June 30, 2005 and/or those which are required disclosure for interim financial statements are included in Note 2—Summary of Significant Accounting Policies below.

Note 2—Summary of Significant Accounting Policies

Property and Equipment and Depreciation

        Property and equipment is stated at cost and its components (other than land) are depreciated over the estimated useful lives reported below using the straight-line method. Buildings at One&Only Maldives at Reethi Rah are depreciated over 25 years, which represents the term of the land lease for the island on which the property is located. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Buildings	25-40 years
Land improvements and utilities	14 years
Furniture, machinery and equipment	3-10 years

        Expenditures for renewals and betterments, which increase the estimated useful life or capacity of the assets, are capitalized; expenditures for repairs and maintenance are expensed when incurred. Gains or losses on dispositions of property and equipment are included in selling, general and administrative expenses in the accompanying condensed consolidated statements of operations. Construction in progress relates to assets not yet placed in service and are not currently being depreciated.

        For redevelopment of existing operating properties, the net book value of the existing property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete. If the total cost of the redeveloped property, including the undepreciated net book value of the property carried forward, exceeds the estimated fair value of redeveloped property, the excess is charged to expense. For the six months ended June 30, 2005, the total amount of undepreciated book value carried forward on redeveloped properties was $3.5 million.

Intangible Asset

        Reethi Rah has entered into to a long-term land lease with the government of the Maldives for the land on which One&Only Maldives at Reethi Rah is constructed. This below market land lease was valued using the business combination principles under Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." In accordance with the consolidation of Reethi Rah under FIN 46R, all of the assets and liabilities of Reethi Rah were consolidated at their respective fair values. Intangible asset represents the estimated fair value of Reethi Rah's land lease, net of amortization. The land lease intangible asset has a carrying amount of $12.0 million and is being amortized over 25 years. As of June 30, 2005, the land lease intangible asset, net of accumulated amortization was $11.9 million. Amortization expense of this intangible asset was $0.1 million for the three and six months ended June 30, 2005. The Company expects to incur $0.2 million of amortization for the second half of 2005 and $0.5 million of amortization each year from 2006 through 2010.

Loan Impairment

        The Company applies SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Recognition and Disclosures, an amendment of SFAS No. 114," when determining if a loan is impaired. Under the provisions of these standards, the Company records a loan impairment when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. For collateralized loans, impairment is measured based on the fair value of the underlying collateral. See Note 8—Related Party Transactions, for a discussion of the Company's $25.0 million impairment of notes receivable recorded during the three and six months ended June 30, 2005.

Pre-Opening Expenses

        Pre-opening expenses are charged to expense as incurred. Pre-opening expenses for the three and six months ended June 30, 2005 include costs incurred relating to the Marina Village at Atlantis and costs incurred relating to Atlantis, The Palm, which are included within equity in earnings of associated companies in the accompanying condensed consolidated statements of operations. Pre-opening expenses for the six months ended June 30, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion and include the Company's 50% share of pre-opening expenses related to One&Only Palmilla's grand reopening event in February 2004.

Noncontrolling Interest

        As of May 1, 2005, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah into the consolidated financial statements of the Company as of that date. Reethi Rah incurred net losses totaling $8.2 million for the period from May 1, 2005 to June 30, 2005. Of this amount, approximately $5.0 million exhausted the fair value owners' equity capital (the fair value of which was estimated by the Company as of May 1, 2005) and is included in minority and noncontrolling interests in the accompanying condensed consolidated statements of operations for the three and six months ended June 30, 2005. The balance of $3.2 million is reflected as a reduction to the Company's consolidated net income for these periods. Should Reethi Rah incur additional net losses, in the absence of any increase to the owners' equity capital in future periods, such losses will be reflected in the Company's results of operations. If Reethi Rah realizes net income in the future, the Company will be credited through an increase to the Company's consolidated net income only to the extent of the losses previously absorbed by the Company on behalf of Reethi Rah.

Earnings Per Share Data

        The following is a reconciliation of the shares used in the Company's earnings per share computations (shares in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004
Weighted average shares used in basic computations	35,962	31,034	35,855	30,748
Dilutive stock options and restricted shares outstanding	1,532	1,198	1,588	1,382
Dilutive effect of convertible notes	43	—	140	—

Weighted average shares used in diluted computations	37,537	32,232	37,583	32,130

        The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying condensed consolidated statements of operations. Options relating to 0.1 million shares were not included in the computation of diluted earnings per share for the six months ended 2004 because their effect would have been anti-dilutive.

        In accordance with EITF Issue No. 04-08, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("EITF 04-08"), the Company includes shares issuable under convertible instruments in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. In April 2004, the Company issued contingent convertible notes. In accordance with EITF 04-08, the impact on the diluted earnings per share related to these notes occurs when the Company's average common stock price exceeds the conversion price of $58.24 even though the market price trigger of 120% of the conversion price, or $69.89, has not been met. For the three and six months ended June 30, 2005, the Company has reflected the additional common shares in the calculation of diluted earnings per share using the treasury stock method. EITF 04-08 did not impact earnings per share for the three and six months ended June 30, 2004, as the average stock price for the year did not exceed $58.24.

Stock-Based Compensation

        The Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as interpreted in FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for compensation under its stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123" ("SFAS 123"). Accordingly, no compensation expense has been recorded for those share options granted at option prices equal to the fair market value of the common share at the date of grant.

        The fair value of options granted during the six months ended June 30, 2004 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following assumptions. There were no options granted during the six months ended June 30, 2005.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004
Risk-free interest rate	—	2.8%	—	3.0%
Expected volatility	—	34.5%	—	33.8%
Expected life of options in years	—	4	—	4
Expected dividend yield	—	—	—	—

        The weighted average fair value of options granted for the six months ended June 30, 2004 was $13.17.

        The following table illustrates the effect on net income and earnings per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004
Net income	$10,501	$30,142	$48,451	$70,960
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,808	2,457	3,616	4,969

Pro forma net income	$8,693	$27,685	$44,835	$65,991

Earnings per share:
Basic—as reported	$0.29	$0.97	$1.35	$2.31
Basic—pro forma	$0.24	$0.89	$1.25	$2.15
Diluted—as reported	$0.28	$0.94	$1.29	$2.21
Diluted—pro forma	$0.23	$0.86	$1.19	$2.05

        During the six months ended June 30, 2005 and 2004, the Company issued 29,600 and 113,800 restricted shares, respectively, under the 2003 stock option plan to certain employees and officers. There were 500,000 restricted shares granted to the Company's Chief Executive Officer in August 2005. The vesting period is four years on either a graduated or cliff vesting basis provided that the recipient is still with the Company on the vesting date. The aggregate market value of the restricted shares at the date of issuance of $1.8 million and $4.5 million, respectively, has been recorded as deferred compensation, as a separate component of shareholders' equity, and is being amortized over the applicable vesting period. During the six months ended June 30, 2005, the Company cancelled 4,000 restricted shares due to the termination of certain employees.

Reclassifications

        Certain reclassifications have been made to the prior period condensed consolidated financial statements to conform to the current period's presentation.

Recent Accounting Pronouncements

Share-Based Payment

        In December 2004, the FASB issued a revision of SFAS 123 ("SFAS 123(R)") that will require compensation costs related to share-based payment transactions to be recognized in the statement of operations. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces SFAS 123 and is effective for the Company as of its first annual reporting period beginning on or after June 15, 2005.

        The Company anticipates applying SFAS 123(R) for its first quarter beginning January 1, 2006. SFAS 123(R) allows for two transition alternatives for public companies: (a) modified-prospective transition or (b) modified-retrospective transition. The company intends to apply the modified-prospective transition method. Under this method, companies are required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and attribution of compensation cost for awards that were granted prior to, but not vested, as of the date SFAS 123(R) is adopted would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS 123 (either for financial statement recognition or pro forma disclosure purposes). Prior periods are not restated. For periods prior to adoption, the financial statements are unchanged (and the pro forma disclosures previously required by SFAS 123 continue to be required under the new standard to the extent those amounts differ from those in the income statement). For periods subsequent to adoption, the impact of this transition method generally is the same as if the method-retrospective method were applied. Accordingly, pro forma disclosure will not be necessary for periods after the adoption of the new standard.

        The application of SFAS 123(R) for its first quarter beginning January 1, 2006, would result in compensation expense of approximately $1.6 million and $3.2 million (not including tax effects) for the three and six months ended June 30, 2006, respectively, based on option grants outstanding at June 30, 2005. The foregoing amount does not include compensation expense for any stock options that may be granted after June 30, 2005 or in respect of restricted shares granted to the Company's Chief Executive Officer in August 2005. Any such incremental compensation expense could be significant.

Accounting Changes and Error Correction

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"), which requires retrospective application to prior periods' financial statements for changes in accounting principle. SFAS 154 is effective for accounting changes made in its fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material impact on its condensed consolidated financial statements.

Note 3—Consolidation of Variable Interest Entities

        Reethi Rah is the entity that owns and operates One&Only Maldives at Reethi Rah, a luxury resort located on the North Male atoll in the Maldives. The Company has determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R. The Company has agreements with Reethi Rah that provide for construction financing and operating loans (see Note 8—Related Party Transactions), as well as management and development agreements that are considered variable interests. Reethi Rah's creditors have no recourse to the Company, except for certain amounts due under a term loan facility agreement with a third-party financial institution. In addition, certain of Reethi Rah's assets collateralize its debt obligations. See Note 11—Long-Term Debt for further discussion.

        As of May 1, 2005, when the resort commenced operations, and the Company finalized a senior subordinated credit agreement with Reethi Rah, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the Company consolidating Reethi Rah into its consolidated financial statements as of this date. The allocation of fair value to the assets and liabilities of Reethi Rah in connection with the consolidation on May 1, 2005 is preliminary and subject to finalization. As the resort commenced operations on May 1, 2005, there is no pro-forma effect of this consolidation as it relates to the results of operations of Reethi Rah.

Note 4—Cash Equivalents and Restricted Cash

        As of June 30, 2005 and December 31, 2004 the Company held $158.4 million and $117.0 million of money market funds, respectively. Based on the maturity dates of such funds, these amounts are included in cash and cash equivalents in the accompanying condensed consolidated balance sheets. At June 30, 2005 and December 31, 2004, restricted cash included $3.8 million and $2.3 million, respectively, as a result of certain provisions related to Palmilla JV LLC's ("Palmilla") long-term debt. At June 30, 2005, restricted cash also included $12.0 million of customer deposits related to the Ocean Club Residences & Marina condominium project. See Note 8—Related Party Transactions for further discussion.

Note 5—Short-Term Investments

        During the six months ended June 30, 2005, approximately $105.0 million principal amount of the Company's U.S. Treasury bills ("T-Bills") matured and the Company purchased approximately $20.0 million principal amount of additional T-Bills. At June 30, 2005, the adjusted carrying value and fair value of these securities was $119.4 million with maturity dates ranging from September 2005 to January 2006.

        The Company's T-Bills are classified and accounted for as available-for-sale securities and are reported at fair market value with the resulting net unrealized holding gains or losses, net of income taxes, reported as a separate component of comprehensive income (loss). For the six months ended June 30, 2005 and 2004, the Company recorded $0.3 million and $(0.1) million of unrealized holding gains (losses), respectively, in connection with its T-Bills.

Note 6—Prepaid Expenses and Other Current Assets

        Components of prepaid expenses and other current assets were as follows:

	June 30, 2005	December 31, 2004
Prepaid windstorm, construction and other insurance	$20,063	$12,253
Prepaid tour operator-related costs	2,542	1,804
Prepaid rent-current	578	1,422
Prepaid taxes	1,441	823
Other	12,520	5,383

	$37,144	$21,685

        Windstorm, construction and other insurance as of June 30, 2005 included $12.0 million for all risk insurance related to the Company's Paradise Island properties and $3.6 million of prepaid construction insurance in connection with the Company's Phase III expansion on Paradise Island. The new policy year for the windstorm insurance began on June 1, 2005 and expires May 31, 2006. As of June 30, 2005, other prepaid expenses consisted primarily of vendor and supplier prepayments made during the normal course of business and prepayments relating to the commencement of operations at the Marina Village at Atlantis which opened in July 2005.

Note 7—Property and Equipment, net

        Components of property and equipment, net were as follows:

	June 30, 2005	December 31, 2004
Land	$306,525	$289,125
Land improvements and utilities	264,582	239,153
Buildings and leasehold improvements	827,834	764,828
Furniture, machinery and equipment	335,687	284,754
Construction in progress	140,214	106,566

	1,874,842	1,684,426
Less: accumulated depreciation	(367,508)	(336,786)

	$1,507,334	$1,347,640

        Included in property and equipment, net as of June 30, 2005, is $147.3 million related to Reethi Rah, which was consolidated as of May 1, 2005 pursuant to FIN 46R.

        During the six months ended June 30, 2005, the Company wrote-off $10.5 million of previously capitalized costs included in construction in progress as of December 31, 2004. These costs related to the planning and development of all of the Company's proposed gaming projects in the United Kingdom (excluding costs associated with the Company's casino project in Northampton) and were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated. During the six months ended June 30, 2005, the Company completed the sale of $2.4 million of real estate at the Ocean Club Estates. The sale of this real estate, which was classified as an asset held for sale of December 31, 2004, resulted in a loss of $0.1 million.

        Depreciation expense was $33.1 million and $29.6 million for the six months ended June 30, 2005 and 2004, respectively, and $17.4 million and $14.6 million for the three months ended June 30, 2005 and 2004, respectively. The amount of capitalized interest for the three months ended June 30, 2005 and 2004 was $3.2 million and $2.1 million, respectively and for the six months ended June 30, 2005 and 2004 was $5.5 million and $2.6 million, respectively.

Note 8—Related Party Transactions

        In the normal course of business, the Company undertakes transactions with a number of unconsolidated affiliated companies. Certain of the Company's subsidiaries provide construction funding, project consulting, operating advances and management and development services to such affiliates. Components of amounts due from affiliates were as follows:

	June 30, 2005	December 31, 2004
Reethi Rah	$—	$56,543
Harborside at Atlantis	20,755	18,414
Mauritius Resorts	10,278	6,707
Cape Town	7,153	5,790
One&Only Kanuhura	4,082	4,022
Atlantis, The Palm	3,647	2,520
South Africa	1,479	1,743
Royal Mirage	2,038	1,378
Ocean Club Residences & Marina	3,733	—
Other	902	302

	54,067	97,419
Less: Amounts due within one year	(23,668)	(15,682)

	$30,399	$81,737

        On December 4, 2002, the Company entered into a credit arrangement with Reethi Rah and various other financial institutions for the purpose of providing subordinated financing for the building and developing of One&Only Maldives at Reethi Rah. In connection with this financing arrangement, the Company had entered into a series of completion loans in the principal amount of $97.5 million as of June 30, 2005. During the three months ended June 30, 2005, the Company obtained an appraisal of the resort which indicated that the carrying amount of the Company's subordinated notes receivable due from Reethi Rah was not fully recoverable. As a result, the Company recorded a $25.0 million impairment of its subordinated notes receivable for the three and six months ended June 30, 2005.

        In May 2005, the Company entered into a senior subordinated credit agreement with Reethi Rah (the "Reethi Rah Credit Agreement"), which superseded any and all credit arrangements among

Reethi Rah, the Company and Sun Resorts Limited ("SRL"), an equity method investee, and provides for the Company and SRL to provide up to $130.0 million in construction financing to Reethi Rah. In addition, the Reethi Rah Credit Agreement provides for operating loans over a four-year period with each annual loan amount equal to the difference between $6.0 million and Reethi Rah's Net Operating Income, as defined. Pursuant to the Reethi Rah Credit Agreement, during the six months ended June 30, 2005, the Company loaned to Reethi Rah $43.1 million, net of repayments, for construction and operating loans. As of June 30, 2005, the Company had outstanding completion and operating loans with a principal amount of $72.5 million, net of an allowance of $25.0 million. No asset relating to these loans is presented in the accompanying condensed consolidated balance sheet since the Company consolidated Reethi Rah.

        As of June 30, 2005, amounts due from affiliates included $3.7 million of costs due from the joint venture related to the development of the Ocean Club Residences & Marina.

        Other amounts due from affiliates as of June 30, 2005 includes $0.7 million due from CapitaLand Commercial and Intergrated Development ("CapitaLand"). On January 10, 2005, the Company entered into a memorandum of understanding relating to the creation of a joint venture to be owned 60% by the Company and 40% by CapitaLand for the purpose of submitting a joint concept proposal to the Singapore government for the development of an integrated entertainment resort complex on Sentosa Island in Singapore. The Company's Phase III expansion on Paradise Island includes the development of a condo-hotel (the "Residences at Atlantis") through a joint venture with Turnberry Associates. Included in other amounts due from affiliates as of June 30, 2005 is $0.2 million due from the joint venture developing the Residences at Atlantis.

        As of June 30, 2005, amounts due to affiliates, current includes $12.0 million due to the Ocean Club Residences & Marina joint venture. This amount primarily represents customer deposits related to the condominium project which are being held in escrow by the Company on behalf of the joint venture. Amounts due to affiliates, non-current of $21.1 million as of June 30, 2005 consists of principal and interest amounts due to SRL from Reethi Rah, a consolidated variable interest entity. Principal and interest amounts due to SRL under the Reethi Rah Credit Agreement are due in monthly installments beginning July 1, 2005 through December 31, 2015. Amounts under the Reethi Rah Credit Agreement bear interest at the British Bankers' Association Interest Settlement Rate for the LIBOR Rate Period, as defined, plus 500 basis points.

Trading Cove New York

        Through Kerzner New York, Inc. a wholly owned subsidiary, the Company owns 50% of Trading Cove New York ("TCNY"). In March 2001, TCNY entered into a development services agreement (the "TCNY Development Agreement") with the Stockbridge-Munsee band of Mohican Indians ("Stockbridge-Munsee Tribe") for the development of a casino (the "Catskills Project") in the Catskills region of the State of New York (the "State"). The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the "Court") against the State, the counties of Madison and Oneida and several municipalities to recover lands within the state that it alleges were wrongfully taken from the tribe. In December 2004, the Stockbridge-Munsee Tribe and the State entered into the "Agreement of Settlement and Compromise to Resolve the Stockbridge-Munsee Land Claims in the State of New York" (the "New York Settlement Agreement").

        The New York Settlement Agreement provided that it would automatically terminate on September 1, 2005 in the event key approvals and authorizing legislation were not obtained, subject to extension by the mutual written consent of the parties. As of September 1, 2005, many of the key approvals and authorizing legislation had not been obtained, and the New York Settlement Agreement was not extended by the parties. Two recent court decisions have impacted the effectuation of the settlement and the State's general strategy in dealing with Native American land claims, including the Stockbridge-Munsee Tribe's land claim. The Company can make no representation as to whether the Catskills Project will be completed.

        As it has been the Company's policy to expense certain costs that TCNY capitalized due to the uncertainty of the recoverability of such costs, the Company's investment as of June 30, 2005 was $1.9 million, which consisted almost entirely of land acquired for the potential project. As such, the Company believes the book value of land included in the Company's investment is similar to the fair value and should TCNY not proceed with the Catskills Project, the Company would not anticipate a significant write off.

Note 9—Deferred Charges and Other Assets, net

        Deferred charges and other assets, net include debt issuance costs, net of amortization, which relate to costs incurred in connection with the issuance of the Company's $400.0 million principal amount of its 8?% senior subordinated notes, $230.0 million principal amount of its 2.375% convertible senior subordinated notes, its amended credit facility and Palmilla JV LLC's $110.0 million notes. The amortization of debt issuance costs included in interest expense was $1.2 million and $0.9 million for the three months ended June 30, 2005 and 2004, respectively, and $2.4 million and $1.6 million for the six months ended June 30, 2005 and 2004, respectively.

        The Company's interest rate swap asset, net is $5.9 million and $6.8 million as of June 2005 and December 31, 2004.

        Deferred charges and other assets, net as of June 30, 2005 includes a $1.0 million deposit made by the Company towards the purchase of the Hurricane Hole Marina property and related real estate on Paradise Island. The Company completed the purchase of this real estate in August 2005 for approximately $22.7 million, net of related costs.

Note 10—Investments in Associated Companies

	June 30, 2005	December 31, 2004	Ownership Interest
BLB Investors, L.L.C.	$39,790	$38,273	37.50%
Sun Resorts Limited (Mauritius Resorts)	25,942	26,323	20.40%
Kerzner Istithmar Limited	50,923	21,440	50.00%
Trading Cove Associates	15,030	14,908	50.00%
Harborside at Atlantis	17,620	9,044	50.00%
Ocean Club Residences & Marina	4,040	—	50.00%
One&Only Kanuhura	1,783	2,303	18.75%
Trading Cove New York	1,869	1,809	50.00%
Other	38	38	50.00%

	$157,035	$114,138

BLB Investors, L.L.C.

        On March 10, 2004, Kerzner announced that it entered into a joint venture, BLB Investors, L.L.C. ("BLB"), with an affiliate of Starwood Capital Group, L.L.C. ("Starwood Capital") and an affiliate of Waterford Group, L.L.C. ("Waterford') for the purpose of acquiring an interest in Wembley plc ("Wembley"), which owned gaming and track operations in the United States and owns race tracks in the United Kingdom. BLB is owned 37.5% by each of us and Starwood Capital, with Waterford owning the balance of 25%. The Company accounts for its investment in BLB pursuant to the equity method of accounting. During the six months ended June 30, 2005, the Company recorded a $1.5 million increase, related to an unrealized gain, to its investment in BLB and a corresponding increase to shareholders' equity. This unrealized gain reflects the change in fair value of the Company's share of Wembley's stock held by BLB and is classified as other comprehensive income in the accompanying condensed consolidated statements of shareholders' equity and comprehensive income.

        In July 2005, BLB acquired the U.S. operations of Wembley in Rhode Island and Colorado for approximately $464.0 million. The acquired operations include Lincoln Park in Rhode Island, which includes a greyhound racetrack with video lottery terminals. In connection with this transaction, Wembley repurchased BLB's 22.2% shareholding in Wembley for approximately $116.0 million. The balance of the purchase price was financed on a non-recourse basis by a consortium of banks that underwrote a $495.0 million senior secured credit facility, which includes a $125.0 million revolving credit facility that will be used primarily to finance the proposed redevelopment of Lincoln Park.

Kerzner Istithmar Limited

        The Company has agreed to invest $125.0 million in the form of Class A common stock in Kerzner Istithmar Limited ("Kerzner Istithmar"), the entity which is developing Atlantis, The Palm, Dubai. As of June 30, 2005, the Company had invested $51.6 million in Kerzner Istithmar. As these funds were utilized by Kerzner Istithmar during the construction of Atlantis, The Palm, $1.0 million of related capitalized interest is included in the investment as of June 30, 2005.

        The Company has entered into a development agreement with Kerzner Istithmar that entitles the Company to receive $20.0 million and reimbursement of certain expenses over the development period of Atlantis, The Palm. The Company currently has a 50% ownership interest in Kerzner Istithmar, and as such, expects to recognize $10.0 million in development fees over the development period. For the three and six months ended June 30, 2005, the Company recognized $0.1 million and $0.3 million, respectively, of development fees related to Atlantis, The Palm. These amounts are included within management, development and other fees in the accompanying condensed consolidated statement of operations. The Company's investment has been reduced by $0.7 million, representing the portion of the development fee cumulatively recognized pertaining to our 50% ownership interest in Kerzner Istithmar.

Ocean Club Residences & Marina

        In December 2004, the Company announced the development of the Ocean Club Residences & Marina, an ultra-luxury condominium project at the Ocean Club Estates, a residential development adjacent to the Ocean Club Golf Course. The Company participates in a joint venture with a Bahamian partner for this project. The Company commenced pre-sales of the Ocean Club Residences & Marina in 2005 and commenced development in the second quarter of 2005. The Company's investment in the Ocean Club Residences & Marina as of June 30, 2005 includes the Company's carryover basis of land and certain direct costs related to the construction and development of the project, both of which were contributed by the Company to the joint venture entity in exchange for its 50% equity ownership interest.

Trading Cove Associates

        The following represents summarized information of Trading Cove Associates ("TCA"), an equity method investment in which the Company maintains a 50% ownership interest, for the three and six months ended June 30, 2005 and 2004.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004
Revenues	$18,210	$16,957	$34,871	$33,359
Total expenses	(92)	(86)	(646)	(194)
Interest and dividend income	3	2	7	3

Net income	$18,121	$16,873	$34,232	$33,168

        Relinquishment fees—equity in earnings of TCA amounted to $9.7 million and $9.0 million for the three months ended June 30, 2005 and 2004, respectively, and 18.4 million and $17.8 million for the six months ended June 30, 2005 and 2004, respectively. Such amounts do not equal 50% of the reported net income of TCA, primarily as a result of a priority distribution.

Note 11—Long-Term Debt

        Long-term debt consisted of the following:

	June 30, 2005	December 31, 2004
Fifth Amended Credit Facility	$—	$—
$400 million 8 7/8% Senior Subordinated Notes due 2011(a)	412,156	413,427
$230 million 2.375% Convertible Senior Subordinated Notes due 2024	230,000	230,000
Palmilla Notes	110,000	110,000
Reethi Rah Term Loan Facility(b)	48,500	—
Reethi Rah Loan(c)	4,735	—
Other(d)	5,518	1,361

	810,909	754,788
Less: amounts due within one year	(5,418)	(659)

	$805,491	$754,129

(a) Tender Offer and Consent Solicitation of 8 7/8% Senior Subordinated Notes

        In September 2005, the Company commenced an offer (the "Tender Offer") and consent solicitation (the "Consent Solicitation" and, together with the Tender Offer, the "Offer and Solicitation") relating to the $400.0 million aggregate principal amount outstanding of the Company's 8 7/8% senior subordinated notes due 2011 (the "8 7/8% Senior Subordinated Notes"). The Company is offering to purchase the 8 7/8% Senior Subordinated Notes pursuant to the Tender Offer at $1,082.83 per $1,000 principal amount of the 8 7/8% Senior Subordinated Notes to each seller in cash (the "Total Consideration"). The Total Consideration includes a consent payment of $22.25 per $1,000 principal amount of the 8 7/8% Senior Subordinated Notes (the "Consent Payment") payable only to holders who tender their 8 7/8% Senior Subordinated Notes and validly deliver their consents (and do not withdraw them) on or prior to September 21, 2005. Holders who tender their 8 7/8% Senior Subordinated Notes after September 21, 2005 and on or prior to October 8, 2005 will receive the Total Consideration less the Consent Payment. The Tender Offer will expire on October 8, 2005 unless the Company extends it. The Consent Solicitation is for consent to eliminate substantially all of the restrictive covenants and certain default provisions form the 8 7/8% Senior Subordinated Notes.

        In connection with this refinancing, the Company expects to incur consent solicitation and prepayment penalties of $33.1 million, $3.6 million of accrued interest from August 16, 2005 through September 21, 2005 and to write-off approximately $6.0 million of debt issuance costs. Additionally, there was an unamortized premium of $4.5 million and interest rate swap agreements with a fair value of $7.7 million as of June 30, 2005 related to the 8 7/8% Senior Subordinated Notes.

(b) Reethi Rah Term Loan Facility

        On December 29, 2004, Reethi Rah entered into a facility agreement ("Reethi Rah Term Loan Facility") with a third-party financial institution (the "Lender"). Under the Reethi Rah Term Loan Facility, the Lender agreed to make available to Reethi Rah a term loan facility in an aggregate amount equal to $50.0 million to be used towards the development of One&Only Maldives at Reethi Rah. Loans under Reethi Rah Term Loan Facility bear interest at (a) the London Interbank Offered Rate ("LIBOR") plus 3.25% for the period up to and including May 1, 2005, (b) LIBOR plus 2.00% on the first $6.0 million of loans and LIBOR plus 3.25% on any other outstanding amounts above $6.0 million for the period from May 2, 2005 through May 1, 2009, and (c) LIBOR plus 3.25% from May 2, 2009 thereafter. Interest on outstanding loans is paid semi-annually on March 31 and September 30. The average interest rate for the two months ended June 30, 2005 was 6.58%. Principal payments of $2.5 million are due semi-annually on June 30 and December 31 beginning December 31, 2005 through June 30, 2015. As of June 30, 2005, Reethi Rah had $48.5 million of loans outstanding under the Reethi Rah Term Loan Facility.

        The Reethi Rah Term Loan Facility contains affirmative and restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts, (c) limit the incurrence of indebtedness and (d) limit asset expenditures and dispositions outside the ordinary course of business. As of June 30, 2005 management believes that Reethi Rah was in compliance with all such covenants. In addition, the Reethi Rah Term Loan Facility is secured by substantially all assets of Reethi Rah, including property and equipment and certain other assets, which have been pledged as collateral.

        The Reethi Rah Term Loan Facility is guaranteed, in part, by the Company. The Company entered into a guarantee agreement with the Lender which provides for the Company to make certain operating loans to Reethi Rah in an amount not to exceed the lesser of (i) $6.0 million or (ii) the amount of principal and interest due but not paid to the Lender pursuant to the Reethi Rah Term Loan Facility. The guarantee is effective for four years beginning May 1, 2005, the date at which One&Only Maldives at Reethi Rah commenced operations. See Note 8—Related Party Transactions, for discussion of operating loans funded to Reethi Rah.

(c) Reethi Rah Loan

        On December 1, 2002 Reethi Rah entered into a loan facility agreement ("Reethi Rah Loan") with a syndicate of banks (the "Reethi Rah Lenders") for a principal aggregate amount of up to $5.0 million, comprising a maximum principal amount of $2.5 million from each of the Reethi Rah Lenders. Amounts under the Reethi Rah Loan bear interest at 12% per annum. Principal and interest payments are due in monthly installments through January 31, 2008. As of June 30, 2005, Reethi Rah had $4.7 million outstanding under the Reethi Rah Loan. The Reethi Rah Loan is secured by a first priority mortgage of the underlying Reethi Rah property.

(d) Other

        Other long-term debt consists of capital leases for machinery and equipment. As of June 30, 2005, this amount includes Reethi Rah's obligation under $4.5 million of capital leases for property and equipment at One&Only Maldives at Reethi Rah.

Note 12—Shareholders' Equity

        In August 2005, the Company announced that its Board of Directors approved a share repurchase program authorizing the Company to purchase up to two million of the Company's ordinary shares. The share repurchases will be made at management's discretion from time to time in the open market through block trades or otherwise. Depending upon market conditions and other factors, share repurchases may be commenced or suspended at any time. As of September 12, 2005, the Company has repurchased 0.5 million of its ordinary shares for $26.8 million.

        In August 2005, the Company entered into a restricted stock agreement with its Chief Executive Officer. This long-term arrangement does not provide for vesting of any of the granted shares until 2009 at the earliest and postpones the vesting of the final tranche of granted shares until not earlier than 2011, except in limited circumstances that relate to a termination of Mr. Kerzner's employment or the occurrence of a change of control of the Company. Pursuant to the agreement, 500,000 ordinary shares were granted under the Company's 2003 stock incentive plan. These restricted shares are divided into five tranches, each of 100,000 restricted shares that vest, subject to conditions in the agreement, upon the price of our ordinary shares reaching target prices ranging from $75 to $95. The Chief

Executive Officer's rights with respect to such ordinary shares may become fully vested and non-forfeitable subject to the terms and the conditions of the agreement.

Note 13—Income Taxes

        Realization of future tax benefits related to deferred tax assets is dependent on many factors, including the Company's ability to generate future taxable income. The valuation allowance is adjusted in the period the Company determines it is more likely than not that deferred tax assets will or will not be realized. The Company considered these factors in reaching the conclusion to reduce the valuation allowance by $5.2 million and $7.3 million during the three and six months ended June 30, 2005, respectively, and $2.7 million and $5.6 million during the three and six months ended June 30, 2004, respectively, which resulted in a reduction to the provision for income taxes.

Note 14—Commitments and Contingencies

Kanuhura Guarantee

        In connection with the Company's purchase of a 25% initial equity interest in One&Only Kanuhura ("Kanuhura"), the Company was required to guarantee certain obligations, totaling $10.7 million to its other shareholders. The Company is not obligated under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed. As of June 30, 2005, the amount of senior debt owed was $2.3 million, excluding accrued interest. The Company's obligations under these guarantees expire when the underlying obligations are repaid. Upon having to satisfy these guarantees, the Company would be deemed to have made a loan to Kanuhura on the same terms of the underlying note that was satisfied. As these guarantees were issued in July 2001 and the Company did not modify these guarantees after December 31, 2002, no amount has been recorded for the fair value of these guarantees.

Commitment with Reethi Rah

        At June 30, 2005, Reethi Rah had outstanding indebtedness which included $72.5 million principal amount, net of an allowance of $25.0 million resulting from the impairment of the Company's subordinated notes receivable, of subordinated development and operating loans advanced by Kerzner. These loans have been eliminated upon the consolidation of Reethi Rah as of May 1, 2005 in accordance with FIN 46R. In addition, the Company entered into a guarantee agreement with the Lender as discussed in Note 11—Long-Term Debt.

Lease Obligations

        At June 30, 2005, the Company's minimum lease obligation under various non-cancelable operating leases for the second half of 2005 is $1.5 million. Reethi Rah has entered into to a long-term land lease with the government of the Maldives for the land on which One&Only Maldives at Reethi Rah is constructed. In accordance with the terms of the lease, Reethi Rah's future lease obligation for the second half of 2005 is $0.3 million.

        Future minimum lease obligations under all of the Company's various non-cancelable operating leases with terms in excess of one year at June 30, 2005 (excluding the period from July 1, 2005 to December 31, 2005) are as follows:

Year Ending December 31,
2006	$3,341
2007	2,965
2008	2,578
2009	2,693
2010	2,771
Thereafter	27,302

$41,650

Atlantis, The Palm Commitment

        In September 2003, the Company entered into agreements to form a joint venture with Nakheel LLC ("Nakheel"), an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm. The first phase of the project will include a resort and an extensive water theme park situated on beachfront property. Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai. On June 23, 2004, the Company announced that it had entered into an agreement with Istithmar which assumed all obligations and rights of its affiliate, Nakheel, pursuant to which the scope of Atlantis, The Palm was increased. In June 2005, the Company and its joint venture partner, Istithmar PJSC ("Istithmar") agreed to a revised construction budget for Atlantis, The Palm, totaling approximately $1.2 billion.

        The Company and Istithmar have each agreed to invest $125.0 million in the form of Class A common stock in the joint venture and Istithmar has agreed to underwrite $250.0 million of the joint venture's limited voting Class B common stock. As part of the transaction, Kerzner has entered into a development services agreement and a long-term management agreement with the joint venture company. In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations.

Morocco

        The Company has entered into a joint venture agreement with two local Moroccan companies and related development and long-term management agreements. The agreements require each party to provide equity based on the initially estimated project cost of $230.0 million. The Company's component of the equity contribution as stated in the joint venture agreement is $46.0 million. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300.0 million, although a more definitive amount will not be available until further detailed design work has been completed.

        As a result of the budget increase, the need to arrange additional debt and equity financing and the additional design work required for the project, the Company expects that there will be material amendments of the project agreements, and management does not intend to proceed with the development of this project unless such amendments are obtained. Construction is anticipated to commence in the first half of 2006, with an expected completion date during the second half of 2008. No assurances can be given at this time that either the additional debt or equity financing will be obtained or the likely material amendments to project documents will be agreed, both of which will be necessary in order for this project to move forward to construction.

Litigation, Claims and Assessments

        The Company is involved in certain litigation and claims incidental to its business. Management does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying condensed consolidated financial statements.

Note 15—Segment Information

        The Company evaluates the performance of its segments based primarily on their contribution to net income, which is their respective revenues generated after direct operating costs, and depreciation and amortization attributable to each segment. Corporate expenses, interest income and expense, income taxes and other income and expenses are not allocated to the segments but are separately evaluated. The accounting policies of these reportable segments are the same as those disclosed in Note 2—Summary of Significant Accounting Policies. The following tables are an analysis of net revenues, contribution to net income and total assets, depreciation and amortization and capital additions by segment:

Net Revenues

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004
Destination Resorts:
Atlantis, Paradise Island(1)
Rooms	$53,399	$50,767	$109,109	$103,317
Casino	32,760	31,488	77,832	73,406
Food and beverage	36,372	37,332	74,552	72,689
Other resort	16,847	18,277	34,749	37,045

	139,378	137,864	296,242	286,457
Less: promotional allowances	(5,392)	(5,468)	(13,162)	(12,879)

	133,986	132,396	283,080	273,578
Tour operations	9,923	7,615	17,229	14,659
Harborside at Atlantis fees	1,099	690	2,110	1,309

	145,008	140,701	302,419	289,546
Atlantis, The Palm fees	95	179	296	179

	145,103	140,880	302,715	289,725

Gaming:
Connecticut(2)	6	—	229	—

One&Only Resorts:
One&Only Ocean Club	12,452	10,151	25,724	21,243
One&Only Palmilla	16,317	9,946	34,885	19,448
One&Only Maldives at Reethi Rah	1,935	418	1,935	546
Other resorts(3)	2,070	2,371	6,821	7,039
Tour operations	3,344	3,620	9,031	9,413

	36,118	26,506	78,396	57,689

Other(4)	1,055	934	2,680	2,019

	$182,282	$168,320	$384,020	$349,433

(1)
Consists of revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company's wholly owned tour operator, PIV Inc., and marketing and development fee income from the Company's interest in Harborside at Atlantis.

(2)
Consists of development and other fees related to Mohegan Sun. Relinquishment fees—equity in earnings of TCA related to the Company's Gaming segment are included as a separate component outside of income from operations in the accompanying condensed consolidated statements of operations.

(3)
Includes management, marketing and development fees from One&Only Resorts properties located in Mauritius, Dubai and the Maldives, excluding One&Only Maldives at Reethi Rah

(4)
Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

Contribution to Net Income

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004
Destination Resorts:
Atlantis, Paradise Island	$30,939	$32,848	$74,872	$70,768
Tour operations	2,080	2,132	3,774	3,658
Harborside at Atlantis(1)	6,471	4,169	11,035	8,032
Ocean Club Residences & Marina(2)	(242)	—	(242)	—

	39,248	39,149	89,439	82,458
Atlantis, The Palm(3)	(63)	170	125	170

	39,185	39,319	89,564	82,628

Gaming:
Connecticut(4)	9,694	9,045	18,595	17,767
United Kingdom(5)	(2,118)	(691)	(13,169)	(1,018)
Other(6)	468	(1,714)	(484)	(1,860)

	8,044	6,640	4,942	14,889

One&Only Resorts:
One&Only Ocean Club	2,721	1,872	6,421	4,680
One&Only Palmilla(7)	2,482	304	6,556	(1,008)
One&Only Maldives at Reethi Rah(8)	(2,213)	418	(2,213)	546
Other resorts(9)	1,957	2,207	6,209	6,404
Direct expenses(9)	(2,952)	(5,521)	(6,886)	(8,074)
Other(10)	(250)	262	1,314	1,867

	1,745	(458)	11,401	4,415
Impairment of notes receivable from Reethi Rah	(25,043)	—	(25,043)	—

	(23,298)	(458)	(13,642)	4,415

General corporate	(9,764)	(8,647)	(20,123)	(17,261)
Interest income	2,568	779	4,789	1,390
Interest expense, net of capitalization	(10,777)	(8,929)	(21,159)	(17,093)
Other, net	6	509	12	427
Benefit (provision) for income taxes	1,814	(295)	110	(481)
Interest expense, minority and noncontrolling interests(11)	2,723	1,224	3,958	2,046

Net income	$10,501	$30,142	$48,451	$70,960

(1)
Consists of equity in earnings, marketing, development and other fees related to Harborside at Atlantis.

(2)
Consists of equity losses from the Company's 50% investment in Paradise Island Joint Venture Limited, which is developing Ocean Club Residences & Marina.

(3)
Consists of development fees, net of related costs and equity loss from the Company's investment in Atlantis, the Palm.

(4)
Consists of relinquishment fees—equity in earnings of TCA and development and other fees related to Mohegan Sun.

(5)
Consists of costs relating to the Company's UK gaming projects, including the write-off of $10.5 million of previously capitalized costs during the six months ended June 30, 2005.

(6)
Consists of equity in losses of BLB and Trading Cove New York and direct expenses for the Company's gaming segment.

(7)
Consists of earnings before interest and taxes, net of minority interest, related to One&Only Palmilla for the three and six months ended June 30, 2005 and 2004.

(8)
Consists of earnings before interest, net of noncontrolling interest, related to One&Only Maldives at Reethi Rah for the three and six months ended June 30, 2005. Results for the three and six months ended June 30, 2004 represent development fees related to One&Only Reethi Rah prior to consolidation in accordance with FIN46R.

(9)
Consists of management, marketing, development and other fees, net of SRL minority interests and direct expenses related to the One&Only Resorts businesses located in Mauritius, Dubai and the Maldives.

(10)
Consists of equity in earnings of SRL and Kanuhura.

(11)
Consists of minority and noncontrolling interests related to the portion of One&Only Palmilla's and One&Onlly Reethi Rah's interest expense and taxes, which are not allocated to the One&Only Resorts segment.

Total Assets, Depreciation and Amortization and Capital Additions

	As of June 30, 2005	Six Months Ended June 30, 2005
	Total Assets	Depreciation and Amortization	Capital Additions
Destination Resorts:
Atlantis, Paradise Island(1)	$1,238,482	$24,893	$59,173
Atlantis, The Palm	50,923	—	—

	1,289,405	24,893	59,173
Gaming:
Connecticut(2)	15,031	—	—
United Kingdom(3)	6,262	—	442
Other(2)	39,660	—	—

	60,953	—	442
One&Only
One&Only Ocean Club	85,669	2,939	72
One&Only Palmilla	161,339	2,885	741
One&Only Maldives at Reethi Rah	168,949	1,805	4,680
Other Resorts(4)	52,332	196	94

	468,289	7,825	5,587

General corporate(5)	450,525	458	406

	$2,269,172	$33,176	$65,608

(1)
Includes assets from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company's investment in Harborside at Atlantis. Also includes $12.0 million of restricted cash representing customer deposits related to the Ocean Club Residences & Marina condominium project.

(2)
Connecticut includes the Company's investment in TCA and other includes the Company's investments in BLB and Trading Cove New York ("TCNY").

(3)
United Kingdom capital additions represent additions in connection with the Company's casino project in Northampton.

(4)
Includes the Company's investments in SRL and Kanuhura.

(5)
General corporate includes $119.4 million of short-term investments and $243.0 million of cash and cash equivalents.

	As of December 31, 2004	Six Months Ended June 30, 2004
	Total Assets	Depreciation and Amortization	Capital Additions(4)
Destination Resorts:
Atlantis, Paradise Island(1)	$1,176,264	$24,227	$45,876
Atlantis, The Palm	21,440	—	—

	1,197,704
Gaming:
Connecticut(2)	15,141	—	—
United Kingdom	12,069	—	—
Other(2)	38,274	—	455

	65,484	—
One&Only:
One&Only Ocean Club	79,675	1,954	663
One&Only Palmilla	156,848	2,785	13,284
Other Resorts(3)	52,715	166	175

	289,238	4,905	14,122

General corporate(5)	534,849	455	165

	$2,087,275	$29,587	$60,618

(1)
Includes assets from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company's investment in Harborside at Atlantis.

(2)
Connecticut includes the Company's investment in TCA and other includes the Company's investments in BLB and TCNY.

(3)
Includes the Company's investments in SRL and Kanuhura.

(4)
Capital additions for the six months ended June 30, 2004 include payments for property and equipment of $54.3 million and acquisition of assets from Club Méditerranée (Bahamas) Limited of $6.3 million.

(5)
General corporate includes $203.9 million of short-term investments and $180.3 million of cash and cash equivalents.

Note 16—Supplemental Condensed Consolidating Financial Information

        In September 2005, the Company commenced a tender offer and consent solicitation relating to the $400.0 million aggregate principal amount outstanding of the 8 7/8% Senior Subordinated Notes. As of October 8, 2005, approximately 99.59% of the $400.0 million aggregate principal amount outstanding of the 8 7/8% Senior Subordinated Notes were received and accepted for payment by the Company and one of its wholly owned subsidiaries, Kerzner International North America, Inc. ("KINA"). The Company used the proceeds from a new offering of $400.0 million 6 3/4% senior subordinated notes ("6 3/4% Senior Subordinated Notes") that closed on September 22, 2005, together with the cash on hand, to repay the tendered 8 7/8% Senior Subordinated Notes. The 6 3/4% Senior Subordinated Notes were co-issued by the Company and KINA. The 6 3/4% Senior Subordinated Notes are guaranteed by substantially all of the Company's wholly owned subsidiaries (the "Subsidiary Guarantors") and are jointly and severally irrevocably and unconditionally guaranteed. The following supplemental financial information sets forth condensed consolidated balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the 6 3/4% Senior Subordinated Notes, Kerzner and KINA, and, on a combined basis, for the Subsidiary Guarantors and non-guarantor subsidiaries. For purposes of these statements the investment in subsidiaries amounts have been accounted for pursuant to the equity method of accounting.

Condensed Consolidating Balance Sheet at June 30, 2005

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries.	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$1,100	$4,612	$221,125	$16,180	$—	$243,017
Restricted cash	—	—	12,380	3,827	—	16,207
Short-term investments	—	—	119,388	—	—	119,388
Trade receivables, net	43	909	31,715	8,040	110	40,817
Due from affiliates	621,198	14,847	(594,130)	4,016	(22,263)	23,668
Inventories	—	—	13,332	4,031	—	17,363
Assets held for sale	—	5,416	—	—	—	5,416
Prepaid expenses and other assets	926	54	31,546	2,826	1,792	37,144

Total current assets	623,267	25,838	(164,644)	38,920	(20,361)	503,020
Property and equipment, net	—	40,335	1,157,617	331,195	(21,813)	1,507,334
Intangible asset, net	—	—	—	11,922	—	11,922
Due from affiliates—non- current	77,461	200,000	(171,479)	—	(75,583)	30,399
Deferred tax asset, net	—	13,616	—	—	—	13,616
Deferred charges and other assets, net	11,914	12,105	16,208	3,010	2,609	45,846
Investment in subsidiaries	713,092	10	—	—	(713,102)	—
Investment in associated companies	1,783	—	156,582	—	(1,330)	157,035

Total assets	$1,427,517	$291,904	$994,284	$385,047	$(829,580)	$2,269,172

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term debt	$—	$—	$359	$5,059	$—	$5,418
Accounts payable and accrued liabilities	5,738	17,525	155,942	17,977	(17,470)	179,712
Due to affiliates—current	—	—	15,790	2,087	(4,696)	13,181
Capital creditors	—	—	15,196	14,021	—	29,217

Total current liabilities	5,738	17,525	187,287	39,144	(22,166)	227,528

Deferred revenue	—	1,435	16,478	3,635	—	21,548
Other long-term liabilities	—	6,027	3,310	174	(104)	9,407
Due to affiliates—non-current	—	—	—	125,543	(104,428)	21,115
Long-term debt, net of current maturities	237,696	404,460	234	162,155	946	805,491

Total liabilities	243,434	429,447	207,309	330,651	(125,752)	1,085,089

Minority interest	5,884	—	—	—	—	5,884
Shareholder's equity	1,178,199	(137,543)	786,975	54,396	(703,828)	1,178,199

Total liabilities and shareholders' equity	$1,427,517	$291,904	$994,284	$385,047	$(829,580)	$2,269,172

Condensed Consolidating Balance Sheet at December 31, 2004

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$840	$3,836	$172,555	$3,110	$—	$180,341
Restricted cash	—	—	445	2,323	—	2,768
Short-term investments	—	—	203,940	—	—	203,940
Trade receivables, net	43	622	42,225	1,796	(2,943)	41,743
Due from affiliates	659,668	20,553	(665,026)	7,268	(6,781)	15,682
Inventories	—	—	10,867	2,586	—	13,453
Assets held for sale	—	5,416	6,873	—	—	12,289
Prepaid expenses and other assets	173	66	25,229	1,791	(5,574)	21,685

Total current assets	660,724	30,493	(202,892)	18,874	(15,298)	491,901
Property and equipment, net	—	40,064	1,140,840	142,198	24,538	1,347,640
Due from affiliates—non-current	58,035	200,000	(176,235)	—	(63)	81,737
Deferred tax asset, net	—	11,181	—	—	—	11,181
Deferred charges and other assets, net	13,050	10,549	11,624	4,032	1,423	40,678
Investment in subsidiaries	631,933	10	—	—	(631,943)	—
Investment in associated companies	2,302	—	112,519	—	(683)	114,138

Total assets	$1,366,044	$292,297	$885,856	$165,104	$(622,026)	$2,087,275

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term debt	$—	$—	$495	$164	$—	$659
Accounts payable and accrued liabilities	7,139	20,634	139,704	12,295	(11,547)	168,225
Due to affiliates—current	—	—	2,252	1,521	(3,273)	500
Capital creditors	—	—	15,536	496	—	16,032

Total current liabilities	7,139	20,634	157,987	14,476	(14,820)	185,416

Deferred revenue	—	412	16,381	3,626	—	20,419
Other long-term liabilities	—	3,973	3,178	52	(104)	7,099
Long-term debt, net of current maturities	238,693	404,734	361	110,341	—	754,129

Total liabilities	245,832	429,753	177,907	128,495	(14,924)	967,063

Minority interest	3,934	—	—	—	—	3,934
Shareholder's equity	1,116,278	(137,456)	707,949	36,609	(607,102)	1,116,278

Total liabilities and shareholders' equity	$1,366,044	$292,297	$885,856	$165,104	$(622,026)	$2,087,275

Condensed Consolidating Statement of Operations for the Six Months Ended June 30, 2005

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Casino and resort revenues	$—	$—	$324,435	$36,820	$(2,469)	$358,786
Less: promotional allowances	—	—	(13,162)	—	—	(13,162)

	—	—	311,273	36,820	(2,469)	345,624
Tour operations	—	—	26,260	—	—	26,260
Management, development and other fees	—	11,404	7,659	3,471	(13,078)	9,456
Other	—	—	2,555	125	—	2,680

Affiliated sales	—	—	5,829	—	(5,829)	—

	—	11,404	353,576	40,416	(21,376)	384,020
Equity in subsidiaries' earnings	75,875	—	—	—	(75,875)	—
Cost and expenses:
Casino and resort expenses	—	—	162,407	16,080	(7,353)	171,134
Tour operations	—	—	22,184	—	(15)	22,169
Selling, general and administrative	—	162	54,332	12,925	(2,720)	64,699
Management fee	1,500	—	9,109	795	(11,404)	—
Corporate expenses	5,024	4,758	10,945	—	120	20,847
Depreciation and amortization	—	8	28,478	4,690	—	33,176
Pre-opening expenses	—	—	1,752	—	(4)	1,748
UK gaming write-off	—	—	10,529	—	—	10,529
Impairment of notes receivable	25,043	—	—	—	—	25,043

	31,567	4,928	299,736	34,490	(21,376)	349,345

Income (loss) from operations	44,308	6,476	53,840	5,926	(75,875)	34,675
Relinquishment fees—equity in earnings of TCA	—	—	18,366	—	—	18,366
Other income (expense):
Interest income	1,534	69	4,445	135	(1,394)	4,789
Affiliated interest income	1,497	9,139	—	—	(10,636)	—
Affiliated interest expense	—	—	(10,636)	(1,394)	12,030	—
Interest expense, net of capitalization	(1,498)	(17,967)	4,208	(5,902)	—	(21,159)
Equity in earnings of associated companies	(375)	—	9,660	—	—	9,285
Other, net	—	—	12	—	—	12

Other expense, net	1,158	(8,759)	7,689	(7,161)	—	(7,073)
Income (loss) before income taxes and minority and noncontrolling interests	45,466	(2,283)	79,895	(1,235)	(75,875)	45,968
Benefit (provision) for income taxes	—	2,196	(1,784)	(302)	—	110
Minority and noncontrolling interests	2,985	—	—	(612)	—	2,373

Net income (loss)	$48,451	$(87)	$78,111	$(2,149)	$(75,875)	$48,451

Condensed Consolidating Statement of Operations for the Six Months Ended June 30, 2004

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Casino and resort revenues	$—	$—	$310,146	$19,485	$(2,483)	$327,148
Less: promotional allowances	—	—	(12,879)	—	—	(12,879)

	—	—	297,267	19,485	(2,483)	314,269
Tour operations	—	—	24,072	—	—	24,072
Management, development and other fees	—	10,168	5,341	4,243	(10,679)	9,073
Other	—	255	1,660	104	—	2,019
Affiliated sales	—	—	5,510	—	(5,510)	—

	—	10,423	333,850	23,832	(18,672)	349,433

Equity in subsidiaries' earnings	71,084	—	—	—	(71,084)	—
Cost and expenses:
Casino and resort expenses	—	—	152,960	11,714	(7,139)	157,535
Tour operations	—	—	19,908	—	(6)	19,902
Selling, general and administrative	—	460	56,485	6,252	(1,243)	61,954
Management fee	700	—	8,696	772	(10,168)	—
Corporate expenses	4,476	5,955	8,900	—	(116)	19,215
Depreciation and amortization	—	13	26,789	2,785	—	29,587
Pre-opening expenses	—	—	636	2,622	—	3,258

	5,176	6,428	274,374	24,145	(18,672)	291,451

Income (loss) from operations	65,908	3,995	59,476	(313)	(71,084)	57,982
Relinquishment fees—equity in earnings of TCA	—	—	17,767	—	—	17,767
Other income (expense):
Interest income	376	699	968	19	(672)	1,390
Affiliated interest income	(2,257)	9,139	(1)	—	(6,881)	—
Affiliated interest expense	—	—	(6,881)	—	6,881	—
Interest expense, net of capitalization	2,257	(17,988)	1,540	(3,574)	672	(17,093)
Equity in earnings of associated companies	354	—	6,812	—	—	7,166
Other, net	—	—	414	13	—	427

Other expense, net	730	(8,150)	2,852	(3,542)	—	(8,110)
Income (loss) before income taxes and minority interest	66,638	(4,155)	80,095	(3,855)	(71,084)	67,639
Benefit (provision) for income taxes	(115)	2,120	(1,862)	(624)	—	(481)
Minority interest	4,437	—	—	(635)	—	3,802

Net income (loss)	$70,960	$(2,035)	$78,233	$(5,114)	$(71,084)	$70,960

Condensed Consolidating Statement of Cash Flows for the Six Months Ended June 30, 2005

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	(5,215)	(4,631)	164,080	(32,299)	—	121,935

Cash flows from investing activities:
Payments for property and equipment	—	(355)	(59,757)	(5,496)	—	(65,608)
Redemption of short-term investments	—	—	85,245	—	—	85,245
Acquisition of equity interest in Kerzner Istithmar Limited	—	—	(29,932)	—	—	(29,932)
Loans to affiliates	(52,500)	—	—	52,500	—	—
Advances to affiliates, net	44,643	5,762	(94,575)	301	—	(43,869)
Repayments from affiliates	3,150	—	(3,150)	—	—	—
Cash resulting from the initial consolidation of variable interest entities	—	—	—	1,519	—	1,519
Deferred contract acquisition costs	—	—	(1,145)	—	—	(1,145)
Deposit for real estate acquisition	—	—	(1,000)	—	—	(1,000)
Change in restricted cash	—	—	(11,935)	(1,504)	—	(13,439)
Sale of debt and equity interest in One&Only Kanuhura	340	—	—	—	—	340
Dispositions of property and equipment	—	—	64	—	—	64

Net cash provided by (used in) investing activities	(4,367)	5,407	(116,185)	47,320	—	(67,825)

Cash flows from financing activities:
Repayment of debt	—	—	675	(1,951)	—	(1,276)
Proceeds from exercise of stock options	9,842	—	—	—	—	9,842

Net cash provided by (used in) financing activities	9,842	—	675	(1,951)	—	8,566

Increase in cash and cash equivalents	260	776	48,570	13,070	—	62,676
Cash and cash equivalents at beginning of period	840	3,836	172,555	3,110	—	180,341

Cash and cash equivalents at end of period	$1,100	$4,612	$221,125	$16,180	$—	$243,017

Condensed Consolidating Statement of Cash Flows for the Six Months Ended June 30, 2004

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	(4,221)	(20,540)	105,475	5,611	(3,783)	82,542

Cash flows from investing activities:
Payments for property and equipment	—	(14)	(41,346)	(12,956)	—	(54,316)
Purchase of short-term investments	—	—	(74,804)	—	—	(74,804)
Acquisition of equity interest in associated companies	—	—	(57,759)	—	—	(57,759)
Loans to affiliates	(22,000)	—	22,000	—	—	—
Advances to affiliates, net	(222,961)	8,926	178,289	14,809	—	(20,937)
Repayments from affiliates	1,089	—	(1,089)	—	—	—
Cash resulting from the initial consolidation of variable interest entities	—	—	—	7,047	—	7,047
Deferred contract acquisition costs	—	—	(2,874)	—	—	(2,874)
Acquisition of assets from Club Mediterranee (Bahamas) Limited	—	—	(6,302)	—	—	(6,302)
Change in restricted cash	—	—	(26)	(4,000)	—	(4,026)
Dispositions of property and equipment	—	—	197	—	—	197

Net cash (provided by) investing activities	(243,872)	8,912	16,286	4,900	—	(213,774)

Cash flows from financing activities:
Proceeds from issuance of debt	230,000	—	—	—	—	230,000
Borrowings	—	—	5,000	—	—	5,000
Repayment of debt	—	—	(5,233)	(776)	—	(6,009)
Debt issuance and modification costs	(6,383)	—	(79)	(206)	—	(6,668)
Proceeds from exercise of stock options	27,394	—	—	—	—	27,394

Net cash provided by (used in) financing activities	251,011	—	(312)	(982)	—	249,717

Increase (decrease) in cash and cash equivalents	2,918	(11,628)	121,449	9,529	(3,783)	118,485
Cash and cash equivalents at beginning of period	143	17,026	39,207	—	3,856	60,232

Cash and cash equivalents at end of period	$3,061	$5,398	$160,656	$9,529	$73	$178,717

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KERZNER INTERNATIONAL LIMITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands of U.S. dollars, except share data) (Unaudited)
KERNZER INTERNATIONAL LIMITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of U.S. dollars, except per share data) (Unaudited)
KERZNER INTERNATIONAL LIMITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of U.S. dollars) (Unaudited)
KERZNER INTERNATIONAL LIMITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) (In thousands of U.S. dollars) (Unaudited)
KERZNER INTERNATIONAL LIMITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts in tables are in thousands of U.S. dollars, except share data) (Unaudited)
Net Revenues
Contribution to Net Income
Total Assets, Depreciation and Amortization and Capital Additions